Ledgewood
A Professional Corporation
1900 Market Street
Philadelphia, PA  19103
215.731.9450
Fax 215.735.2513

May 26, 2010

VIA OVERNIGHT MAIL

Jennifer Gowetski, Esquire
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Mail Stop 3010

Re:       Resource Real Estate Investors 6, L.P.
Form 10
Filed April 30, 2009
File No. 000-53652

Dear Ms. Gowetski,

On behalf of Resource Real Estate Investors 6, L.P. (the “Company”), this letter is to respond to the staff’s letter of comment, dated July 27, 2009, with respect to the above-reference filing.  The Company apologizes for the delay in its response.  For your convenience, we first restate your comments in italics and then provide the Company’s response.  Internal page references are to the EDGAR version of Amendment No. 2 to the Form 10 Registration Statement.  We are sending under separate cover four courtesy copies, in both clean and black-lined form, of the amended registration statement.

Liquidity and Capital Resources, page 22

1.      We note your disclosure regarding a delinquent loan and that it was placed on non-accrual status.  We further note the $58,000 provision for loan losses recorded for the Acacia loan.  Please revise your disclosure to indicate which loan is delinquent and the amount.  In addition, please clarify whether you have recorded any allowance for loan losses and describe how such allowance was determined.

The Company has revised the last paragraph of this section to identify the delinquent loan, set forth its original principal amount, disclose the amount of the provision for loan losses and describe how the provision was determined.

2.      Refer to comment 1 above.  On page 18, you indicate that “subsequent to March 31, 2009 one of [y]our Real Estate Debt Investments has become delinquent” and that [s]ince January 1, 2009 the loan has been place on non-accrual status.”  Please clarify when this loan was placed on non-accrual status.

The Company has revised the disclosure on page 18 to state that the loan was placed on non-accrual status effective on April 1, 2009.

3.      We note that to date it appears that you have paid $1,977,077 in distributions, but your net cash provided by operating activities is $1,650,268.  Please disclose the specific sources of cash used to make distribution payments and the amount from each source, including cash from operations.

The Company has added a new paragraph on page 22 disclosing the sources used to make distribution payments and the amount from each source.

Item 13. Financial Statements and Supplementary Data

4.      We note your response to comment 24 in our letter dated May 28, 2009 and await the resolution of this issue by CF-OCA.  To the extent that a waiver is not granted, please provide audited financial statements and other disclosures required by Rule 8-06 of Regulation S-X for real estate operations acquired.

In the staff’s letter of July 29, 2009, the staff advised that it would not object if Regulation S-X Section 8-06 financial statements were not provided for the properties acquired in 2007 (Memorial Towers and Villas at Henderson Pass), but that it could not waive the requirements for the three properties acquired in 2008 (Coach Lantern, Foxcroft and Park Hill).  Since that date, the Company has advised us that it has undertaken diligent efforts to obtain the information necessary to complete an audit for those three properties, but has been unable to obtain that information.  Such information is in the control of the third-party sellers who are under no obligation to provide it to the Company and who, the Company has advised us, have either refused or ignored the Company’s repeated requests for the information.  Moreover, the Company notes that, since the property sellers were organizations which were themselves not subject to audit requirements and did not conduct audits of the financial results of the individual properties, the Company has been unable to determine whether the information necessary to produce audited statements even exists.

Note 2 – Summary of Significant Accounting Policies, page 46

5.      Please tell us, and disclose in future filings, under what circumstances you utilize the cost recovery method for loans held for investment and quantify to what extent you have utilized this method for revenue recognition.

The Company has revised the penultimate paragraph of Note 2, “Summary of Significant Account Policies – Loans Held for Investment, Net,” at page 47, by adding two new sentences disclosing that, if the timing and amount of expected future cash flows cannot be reasonably estimated for a loan, and collection is not probable, the cost recovery method of accounting is used, and that under the cost recovery method, any amounts received are applied against the recorded amount of the loan.  The Company has also modified the last paragraph of this section by adding two new sentences at the end discussing the extent to which revenue has been recognized using the cost recovery method.

The statement from the Company that you have requested is attached hereto as Exhibit A.

Very truly yours,
/s/ J. Baur Whittlesey
J. Baur Whittlesey

EXHIBIT A

In connection with the registration statement on Form 10 filed by Resource Real Estate Investors 6, L.P. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESOURCE REAL ESTATE INVESTORS 6, L.P.
By: Resource Capital Partners, Inc., its general partner

May 26, 2010	By: /s/ Kevin M. Finkel
Kevin M. Finkel
President